December 14, 2022

VIA EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Claudia Rios, Office of Energy & Transportation

100 F Street, NE

Washington, DC 20549

Re:	EESTech, Inc. Withdrawal Request Registration Statement on Form 10-12G File No. 000-32863

Dear Claudia Rios,

On October 26, 2022, EESTech, Inc., a Delaware corporation (the “Company”), filed with the Securities and Exchange Commission, a Registration Statement on Form 10-12G (File No. 000-32863) (the “Registration Statement”) under Section 12(g) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).

The Company hereby requests withdrawal of the Registration Statement. The Company is withdrawing the Registration Statement to avoid the automatic effectiveness of the Registration Statement sixty days after its initial filing pursuant to Section 12(g)(1) of the Exchange Act.

The Company intends to file a replacement Registration Statement on Form 10-12G tomorrow, December 15, 2022, or as soon as practicable thereafter.

Sincerely,

/s/ Murray Bailey
Murray Bailey Chief Executive Officer and President

cc: Rimon, P.C.